VIA EDGAR
April 13, 2006
Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Endeavour International Corporation
Registration Statement on Form S-3
Filed March 24, 2006
File No. 333-132684

Form 10-K for the year ended December 31, 2005
Filed March 13, 2006
File No. 001-32212
Dear. Mr. Schwall:
Enclosed please find the responses of Endeavour International Corporation to the comments received on April 7, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced registration statement and Form 10-K.
The numbered paragraphs below correspond to the numbered comments in your letter and, for ease of review, we have included the full text of your comments. In addition, we have, where appropriate, included proposed revisions to our disclosure, set forth below as bolded, which we will include in our amended registration statement, Form 10-Q for the quarter ended March 31, 2006 and future periodic reports filed with the Securities and Exchange Commission.
Liquidity and Capital Resources, page 35
1. We note your cash flows from operations for 2005, 2004, and 2003 vary significantly. Please expand your liquidity discussion to address the variability of your operating cash flows. Refer to FRC 501.13.b for further guidance.
We believe the discussion of the timing and nature of the acquisition of OER included on pages 35 and 36 addresses the variability in our operating cash flows.
On the Quest for Energy
Endeavour International Corporation 1000 Main Street, Suite 3300, Houston, Texas 77002 713-307-8700 www.endeavourcorp.com

April 13, 2006

In conjunction with those discussions, we propose to add expanded discussion of our operating cash flows in our Form 10-Q for the quarter ended March 31, 2006 that is substantially similar to the following:
With the significant changes in the nature and scope of our business over the last several years, the cash provided by and used in our various operating, investing and financing activities has changed accordingly. The increases in cash provided by operating activities reflects the growing contribution of our Norwegian producing assets acquired in late 2004, partially offset by the costs of increased staff. In addition, cash provided by operating activities increased from 2004 to 2005 as a result of increased accounts payable and accrued liabilities associated with the significant activity in our drilling program in the fourth quarter of 2005.
Consolidated Financial Statements, page 44
2. We note that you accounted for the acquisition of NSNV, Inc. as a purchase of assets and not a business combination. In relation to the NSNV acquisition, please address the following comments:
(a) Explain to us why you treated the acquisition as an asset purchase and not a business combination. In your response, address how you considered EITF 98-3.
In determining the appropriate accounting treatment, we reviewed SFAS 141 and EITF 98-3, particularly as they relate to the definition of a business, as well as other applicable literature. Under EITF 98-3, paragraph 6, the EITF concluded that the following guidance should be used to determine whether a business was acquired:
“A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers. The elements necessary for a transferred set to continue to conduct normal operations will vary by industry and by the operating strategies of the transferred set. An evaluation of the necessary elements should consider:
Inputs

a. Long-lived assets, including intangible assets, or rights to the use of long-lived assets.
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Endeavour International Corporation 1000 Main Street, Suite 3300, Houston, Texas 77002 713-307-8700 www.endeavourcorp.com

April 13, 2006

b. Intellectual property.

c. The ability to obtain access to necessary materials or rights.

d. Employees.
Processes

e. The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.
Outputs

f. The ability to obtain access to the customers that purchase the outputs of the transferred set.
A transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers.... However, if the transferred set is in the development stage and has not commenced planned principal operations, the set is presumed not to be a business.”
At the time of acquisition, NSNV was a development stage enterprise that had been in existence less than four months and had no revenues or producing assets. With the NSNV acquisition, the assets (primarily a pre-eminent seismic and geological database of the North Sea region), management, technical and other staff and strategy of NSNV became those of Endeavour and NSNV gained access to the public capital markets in order to capitalize its ongoing business strategy of becoming a new generation of independent energy company established to explore, develop and acquire oil and gas properties in the North Sea.
For these reasons, we concluded that NSNV did not meet the definition of a business under EITF 98-3 and was not eligible for the business combination accounting of SFAS 141. Further, we had extensive discussions with the national office of the independent public accounting firm performing our audit, KPMG LLP, which agreed with our assessment.
(b) In your disclosure of non-cash transactions on page 80, we were unable to reconcile the assets purchased and liabilities assumed with the purchase price. Provide us with a reconciliation of how you allocated the purchase price.
The acquisition of NSNV was completed in 2004 and the following disclosure was included in the Form 10-K for the year ended December 31, 2004:
The NSNV Acquisition was accounted for as a purchase of assets and not a business combination. Therefore, the consideration given was allocated
On the Quest for Energy
Endeavour International Corporation 1000 Main Street, Suite 3300, Houston, Texas 77002 713-307-8700 www.endeavourcorp.com

April 13, 2006

to the fair value of the identifiable assets and liabilities acquired with the excess expensed.
The following is a calculation of the consideration given:

(Amounts in thousands, except per share data)

Shares of common stock issued	12,500
Price per share	$2.00

Fair value of stock issued	25,000
Add: Capitalized acquisition costs	452

Consideration given	$25,452

Capitalized acquisition costs are professional expenses for legal and accounting services.
The consideration given for the NSNV Acquisition was allocated as follows:

(Amounts in thousands)

Current assets	$1,059
Property and equipment	11,386
Intangible asset – workforce in place	4,800
Other assets	3,500
Current liabilities	(2,478)
Long-term commitments	(3,594)

Fair value of net identifiable assets acquired	14,673
Consideration	(25,452)

Consideration given in excess of fair value of identifiable assets acquired recorded as a current expense	$(10,779)

(c) Your consolidated statement of stockholders’ equity on page 51 indicates that you issued warrants for the acquisition of NSNV. Disclose the fair value of the warrants issued and how you determined the fair value including a description of the assumptions used.
Warrants were issued as partial payment of placement agent fees for the private placement of 25 million common shares, which occurred simultaneous with the acquisition of NSNV. We applied the fair value method in accounting for those warrants issued using the Black-Scholes Method with a common stock price of $2.00 (see our response to item 2(d)). The warrants were valued at $0.5 million. As no cash proceeds were received from the issuance of warrants, the proceeds
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Endeavour International Corporation 1000 Main Street, Suite 3300, Houston, Texas 77002 713-307-8700 www.endeavourcorp.com

April 13, 2006

from the private placement were allocated between the common shares issued and the warrants. The fair value of the warrants was approximately 1% of the total proceeds from the private placement and we believe that the item was not sufficiently material to warrant separate disclosure.
(d) We note that you issued 12.5 million common shares to the former shareholders of NSNV and your market price per share on February 26, 2004 was $3.92, which extrapolates to a purchase price of $49 million. Reconcile this with the $25.7 million recorded on your consolidated statement of stockholders’ equity on page 51.
In simultaneous transactions, we issued 12.5 million common shares to the former shareholders of NSNV and 25 million common shares, for cash, in a private placement. At that time, we had a thinly traded market for our common stock with an average of less than 22,000 shares traded daily in the six months prior to the NSNV acquisition. The private placement was completed for an offering price of $2.00 per common share and was pivotal to our plans for the company subsequent to the acquisition of NSNV. The offering price was a negotiated price with the Placement Agent and predominately outside investors. Under the terms of the private placement, we were required to use our best efforts to file a registration statement with the SEC within six months of closing of the offering to permit the public resale of the offered shares and the common stock reserved for issuance upon exercise of the placement agent warrants. We subsequently filed a registration statement on Form S-3 that was declared effective during the middle of September 2004. The shares issued in the NSNV acquisition were issued without any registration rights and were not included in the filed resale registration statement.
Simultaneous with the private placement and NSNV acquisition, we completed a series of restructuring transactions that simplified our capital structure. The common stock transactions involved in the restructuring were each valued at less than $2.00 per share. Both the private placement and the NSNV acquisition were significant and the number of company shares issued in each of the transactions greatly exceeded the average volume of shares traded on a daily basis. After the issuance, as a group, the private placement investors owned approximately 36% of the outstanding common shares of the Company after the corporate restructuring. The owners of NSNV owned approximately 18% of the outstanding common shares of the Company after the restructuring.
In accordance with paragraph 23 of SFAS 141, we believed that the quoted market price was not the fair value of the equity securities issued. In coming to this conclusion, we considered the independent valuation of our common stock in the simultaneous private placement, the size and nature of the private placement offering, the integrated nature of the NSNV acquisition and the private placement, the valuation of common stock in the restructuring and limited market for our common stock. While the acquisition of NSNV was treated as a purchase of
On the Quest for Energy
Endeavour International Corporation 1000 Main Street, Suite 3300, Houston, Texas 77002 713-307-8700 www.endeavourcorp.com

April 13, 2006

assets and not a business combination for the reasons discussed in 2(a), we believe the guidance on valuing the consideration given in SFAS 141 was still relevant. We believe the use of the quoted market price of this thinly traded stock would have over-stated the assets, consideration given in excess of fair value of identifiable assets acquired recorded as a current expense and the equity of the Company. Therefore, we valued the 12.5 million common shares at $2.00 per share for an aggregate consideration of $25.5 million, including $0.7 million for additional common shares issued as fees which were also valued at $2.00 per share.
(e) We note on page 68 that you recorded an intangible asset for workforce in place for $4.8 million. Tell us how you determined the fair value for the acquired workforce.
One of the significant items we acquired in the acquisition of NSNV was a new management team with the experience and technical expertise to direct the new company focus on the North Sea. The workforce in place valuation reflects the cost avoided by having an assembled experienced management and technical team in place to initiate the new North Sea exploration strategy and direction of the company. This management and technical team included Messrs. Transier and Seitz who became our co-chief executive officers and certain other former executives of Ocean Energy, Inc. and Anadarko Petroleum Corporation. Specifically, the valuation includes the cost of sign-on bonuses, inducement share grants, recruiting and executive search firm fees, training and relocation costs that the company avoided by completing the NSNV acquisition.
(f) We note from your Form 8-K filed February 27, 2004, that you acquired pre-eminent seismic and geological database of the North Sea region. Tell us why you did not value this database as an intangible asset.
Under Rule 4-10 (15)(i) of Regulation S-X, oil and gas exploration costs include costs of topographical, geographical and geophysical studies. Therefore, we included in the purchase price allocated to property and equipment the fair value of the seismic and geological data acquired. This seismic data continues to be instrumental to our technical strategy and regional petroleum systems analyses by allowing us to identify new production licenses and potential acquisition opportunities.
Loss per Share, Page 60
3. Please tell us how you considered EITF Topic D-42 in calculating your loss per share.
We calculated loss per share by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. For the years ended December 31, 2005, 2004 and 2003, shares associated with stock options, warrants and convertible debt are not
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Endeavour International Corporation 1000 Main Street, Suite 3300, Houston, Texas 77002 713-307-8700 www.endeavourcorp.com

April 13, 2006

included because their inclusion would be antidilutive (i.e., reduce the net loss per share).
During the periods presented, we had one conversion of preferred stock to common stock when the Series C convertible preferred stock was converted in February 2004. EITF Topic D-42 refers registrants to SFAS 84 to determine whether the conversion of preferred stock is pursuant to an inducement offer. Pursuant to SFAS 84, an inducement offer occurs if both (a) the offer occurs pursuant to changed conversion privileges that are exercisable only for a limited period of time and (b) the offer includes the issuance of all of the equity securities issuable pursuant to conversion privileges included in the terms of the debt at issuance for each debt instrument that is converted. The terms under which our Series C convertible preferred stock was converted to common stock were not exercisable only for a limited period of time, and therefore, an inducement offer did not occur. As an inducement offer did not occur, we believe EITF Topic D-42 did not apply to the calculation of our loss per share.
Note 3 – Acquisitions and Dispositions, page 62
4. We note that you recorded goodwill of approximately $27.8 million related to your acquisitions of OER Oil AS. Please advise us on how you conducted your identification and valuation of all assets acquired and liabilities assumed to support the amount of unallocated purchase price. In your response, advise us to your consideration of paragraphs 39 and A14 of SFAS 141 as it relates to the recognition of intangible assets apart from goodwill, including your consideration of your acquisition of production licenses in the Brage and Njord fields. Also, advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.
Receivables, payables and debt were valued at their fair values. Accruals and asset retirement obligations were valued at present values of estimated amounts to be paid determined at appropriate current interest and exchange rates. The principle assets of OER Oil AS consisted of proved and unproved oil and gas reserves associated with the production licenses in the Brage, Njord and Agat fields and surrounding areas. In accordance with Regulation S-X Rule 4-10 (c)(6)(ii), purchases of oil and gas reserves in place ordinarily shall be accounted for as additional capitalized costs within the applicable cost center. The reserves purchased were valued based on estimates of proved and unproved reserves as determined by consultation with external reserve engineers and other third-party consultants using our forecasted commodity prices at the time of acquisition, and were included as oil and gas properties.
Included as intangible assets which did not meet the criteria for recognition apart from goodwill, we considered the workforce in place and OER’s established nature and relationship with the Norwegian government and regulatory authorities for oil and gas. In our discussions with the staff and management of OER and
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April 13, 2006

review of the assets and contacts of OER, there were no contractual or other legal rights that would allow an intangible asset to be recognized apart from goodwill.
5. We note on page 63 that you exchanged certain of your non-core assets for all outstanding shares of Series A Preferred Stock and a portion of the Series B Preferred Stock. Please disclose how you accounted for the transaction. In your response, cite how you considered APB 29 and any other specific accounting literature that you relied upon in accounting for the exchange.
The non-core assets exchanged include all of our interests in BWP Gas, LLC (“BWP”) (a wholly owned subsidiary whose primary asset consisted of oil and gas interests), common stock of BPK Resources, Inc. and Trimedia Group, Inc. and various receivables. The oil and gas interests held by BWP were subject to valuation under the full cost ceiling tests at December 31, 2003 and we recorded an impairment on those oil and gas interests at December 31, 2003 in accordance with the provisions of the ceiling test. Therefore, the oil and gas interests were recorded at fair value at December 31, 2003 and there was no significant change in fair value from December 31, 2003 to the time of the exchange in February 2004. As a result, we believe the book value of BWP approximated fair value at the time of the exchange.
The common stock of BPK Resources, Inc. and Trimedia Group, Inc. were valued at the closing price of their common stock on the day of the exchange. The receivables included in the exchange were valued at face value plus accrued interest.
Under APB 29, a nonreciprocal transfer is a transfer of assets or services in one direction, either from an enterprise to its owners (whether or not in exchange for their ownership interests) or another entity or from owners or another entity to the enterprise. An entity’s reacquisition of its outstanding stock is an example of a nonreciprocal transfer. Specifically, in paragraph 23:
“23. Nonreciprocal Transfers to Owners. Accounting for the distribution of nonmonetary assets to owners of an enterprise in a spin-off or other form of reorganization or liquidation or in a plan that is in substance the rescission of a prior business combination should be based on the recorded amount (after reduction, if appropriate, for an indicated impairment of value) of the nonmonetary assets distributed. A prorata distribution to owners of an enterprise of shares of a subsidiary or other investee company that has been or is being consolidated or that has been or is being accounted for under the equity method is to be considered to be equivalent to a spin-off. Other nonreciprocal transfers of nonmonetary assets to owners should be accounted for at fair value if the fair value of the nonmonetary asset distributed is objectively measurable and would be
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Endeavour International Corporation 1000 Main Street, Suite 3300, Houston, Texas 77002 713-307-8700 www.endeavourcorp.com

April 13, 2006

clearly realizable to the distributing entity in an outright sale at or near the time of the distribution.”
We believe exchange of the non-core assets included in the exchange for all outstanding shares of Series A Preferred Stock and a portion of the Series B Preferred Stock constitutes a nonreciprocal transfer to owners and the exchange is appropriately accounted for at the recorded amount of the non-core assets which reflects fair values, given the impact of the impairment recorded in 2003 and the adjustment to market values of common stock of BPK Resources, Inc. and Trimedia Group, Inc.
Controls and Procedures, page 91
6. Expand your conclusion that your disclosure controls and procedures are effective in ensuring that information required to be disclosed is “recorded, processed, summarized and reported within Securities and Exchange Commission rules and forms,” to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
We confirm that our co-chief executive officers, chief financial officer and chief accounting officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including co-chief executive officers, chief financial officer and chief accounting officer, as appropriate to allow timely decisions regarding required disclosure.
The evaluation of disclosure controls and procedures and management’s assessment on internal controls over financial reporting are included on page 91 of our Form 10-K. The report of the independent registered public accounting firm, KPMG LLP, regarding our internal controls over financial reporting is included on pages 92 and 93 of our Form 10-K
On the Quest for Energy
Endeavour International Corporation 1000 Main Street, Suite 3300, Houston, Texas 77002 713-307-8700 www.endeavourcorp.com

April 13, 2006

Engineering Comments
Risk Factors, page 8
7. If a significant amount of your properties are operated by other companies, include a risk factor that explains the impact that this may have on your control over the costs, timing of exploration and development or if prospects are explored or developed at all.
We propose to add the following risk factor to our registration statement:
We will not be the operator of all of the properties we own or acquire, and therefore may not be in a position to control the timing of exploration and development efforts, the associated costs, or the rate of production of the reserves in respect of such properties.
     A significant number of our properties, including our two producing fields, are located in blocks that we do not currently operate and as we carry out our planned drilling program, we will not serve as operator of all planned wells. As a result, we may have limited ability to exercise influence over the operations of these properties or their associated costs. Dependence on the operator and other working interest owners to manage these projects, and limited ability to influence operations and associated costs, could prevent the realization of expected returns on capital in drilling or acquisition activities. The success and timing of exploration, development and exploitation activities on properties operated by others depend upon a number of factors that will be largely outside of our control, including:
•	the timing and amount of their capital expenditures;

•	the availability of suitable offshore drilling rigs, drilling equipment, support vessels, production and transportation infrastructure and qualified operating personnel;

•	the operator’s expertise and financial resources;

•	approval of other participants in drilling wells;

•	selection of technology; and

•	the rate of production of the reserves.
8. Include a risk factor that states that 63% of your reserves are undeveloped and the impact that this may have on future results.
We propose to add the following risk factor to our registration statement:
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April 13, 2006

A significant portion of our reserves are undeveloped.
     A significant amount of our proved reserves are currently undeveloped. These are reserves which in order to be recovered require drilling new wells and constructing new facilities. There can be no assurance of the timing of these additional expenditures or the magnitude of the ultimate economic recovery of the undeveloped reserves.
9. Include a risk factor that indicates 3-D seismic is only an interpretive tool. Therefore, you may not recognize significant geological features due to misinterpretation, processing limitations or other factors. Further indicate that the use of this technology does not guarantee that wells you drill will encounter hydrocarbons, or if they do encounter hydrocarbons, that they will be in commercial quantities.
We propose to add the following risk factor to our registration statement:
The use of 3-D seismic is only an interpretive tool and we may be unable to recognize significant geological features.
     The use of 3-D seismic is only an interpretive tool and we may be unable to recognize significant geological features due to errors in analysis of data, processing limitations or other factors. The use of seismic information does not guarantee that the wells we drill will encounter hydrocarbons, or if we do encounter hydrocarbons, that they will be in commercial quantities.
Properties, page 16
Reserves, page 26
10. You state here and on page 87 that independent reserve engineers Gaffney, Cline & Associates reviewed and audited your reserves. Please expand your disclosure to explain what you mean by a reserve audit. Tell us if Gaffney Cline & Associates did their own seismic interpretations, petrophysical analysis and geological mapping as part of their independent evaluation.
Our internal reservoir engineers evaluate seismic interpretations, petrophysical analysis and geological mapping to determine the nature of the reservoir and ultimately the quantity of proved oil and gas reserves attributable to a specific property. We provide this analysis to Gaffney Cline & Associates who did not perform their own seismic interpretations, petrophysical analysis and geological mapping. The audit of our reserves by Gaffney Cline & Associates is based upon the SEC definitions of proved reserves and involves their examination of our technical evaluation and extrapolations of well information such as flow rates and reservoir pressure declines as well as other technical information, mapping and
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April 13, 2006

measurements and our estimate of proved reserves. As requested in item 13, a copy of our reserve report is attached to this letter.
We will revise our disclosure in future filings accordingly by including these comments.
Undeveloped Acreage, page 28
11. You should include the units of your acreage as we note you have previously used acres, square kilometers and square miles in your document.
In future filings, we will clarify that the units of our acreage disclosures are acres.
12. You should include, if material, the amount of net undeveloped acreage expiring in each of the next three years.
As of December 31, 2005, we have 12,188, 185,274 and 203,021 net acres that are scheduled to expire by the December 31, 2006, 2007 and 2008, respectively, if we take no action to continue the term through operational or administrative actions. We currently have plans to continue the terms of various licenses through operational or administrative actions and do not expect a significant portion of our net acreage position to expire before such actions occur. Therefore, we do not consider the disclosure of net undeveloped acreage expiring in each of the next three years to be material.
Notes to Consolidated Financial Statements, page 53
Oil and Gas Reserves, page 87
13. Please provide us with a copy of your reserve report as of December 31, 2005.
A copy of our reserve report as of December 31, 2005 is being supplementally provided to the Staff. Our reserve report is used to provide information both for SEC filings and for internal analysis and includes analysis of both proved and probable reserves. Only amounts related to proved reserves have been used in our SEC filings.
14. We note that in 2005 you produced gas volumes that were over five times the year-end amount of proved developed gas reserves. This implies that you have now depleted these proved developed gas reserves. And similarly, you produced volumes of oil that were almost 90% of year-end proved developed oil reserves. This implies that you will deplete these reserves in less than two years. Please expand your disclosure to explain this or tell us why it is not necessary.
On the Quest for Energy
Endeavour International Corporation 1000 Main Street, Suite 3300, Houston, Texas 77002 713-307-8700 www.endeavourcorp.com

April 13, 2006

A significant amount of our proved oil and gas reserves are currently undeveloped. These are reserves which in order to be recovered require drilling new wells and constructing new facilities. Proved undeveloped reserves are not moved to proved developed until the new wells or facilities are complete and we expect to move undeveloped reserves to developed reserves through our ongoing exploitation activities in Norway. As discussed on page 23 of our Form 10-K, we, and our partners, are currently conducting exploration and exploitation activities in the Njord area, that are expected to extend the life of the field beyond 2013. Our producing properties in Norway are mature fields with an established decline curve. Production from current developed reserves is forecasted to decline each year before the impact of the planned exploration and exploitation activities.
In addition, certain gas sales were forecasted to cease with the start a gas injection project to maintain the oil production of the Brage field. As a result, proved developed gas reserves at December 31, 2005 were limited. With gas production less than four percent of total production and only certain wells affected by the initiation of the gas injection project, the planned decrease in production was not considered material.
If you have any questions, please contact the undersigned at (713) 307-8700 with any questions.
Sincerely,
/s/ Robert L. Thompson
Robert L. Thompson
Vice President, Chief Accounting Officer
Cc:
Chris Ferazzi
James Eggers
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Endeavour International Corporation 1000 Main Street, Suite 3300, Houston, Texas 77002 713-307-8700 www.endeavourcorp.com